Skadden, Arps, Slate, Meagher & Flom llp One Beacon Street Boston, Massachusetts 02108-3194 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com November 17, 2011

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John Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	BlackRock Enhanced Equity Dividend Trust ("BDJ")

Dear Mr. Ganley:

We received oral comments from you on November 3, 2011 and November 4, 2011 to the Joint Proxy Statement/Prospectus on Form N-14 filed on October 5, 2011 (Nos. 333-177181 and 811-21784) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") regarding the reorganization of each of BlackRock Equity Dividend Trust ("BDV") and BlackRock Strategic Equity Dividend Trust ("BDT" and, collectively with BDV, the "Target Funds") with and into BDJ (collectively, the "Funds") (each, a "Reorganization").

BDJ has considered your comments and has authorized us to make the responses and changes to the Registration Statement discussed below on the Fund's behalf. These changes will be reflected in Pre-Effective Amendment No. 1 to BDJ's Registration Statement filed herewith, as well as other changes made since our last

John Ganley, Esq. November 17, 2011 Page 2

filing on October 5, 2011. All changes were conformed throughout the Registration Statement where applicable.

For ease of reference, we have included your comments below followed by our responses.

Comments and Responses

1. On page (i) of the "Questions & Answers" section, please add disclosure stating that the Target Funds will have higher expense ratios after the consummation of the Reorganizations immediately following the statement that the one of the benefits of the Reorganization is "the potential for a lower operating expense ratio."

The requested disclosure has been made to the Registration Statement.

2. Please revise the term "option overwrite" or provide additional description of the term in the Registration Statement.

The requested disclosure has been made to the Registration Statement. We revised the phrase "a higher degree of option overwrite" to the following:

“the use of an option writing strategy over a greater percentage of assets.”

3. On page (i) of the "Questions and Answers" section, please remove the disclosure stating that BDJ, after the Reorganizations, should trade at or about the price at which BDJ currently trades.

The requested amendment has been made to the Registration Statement.

4. Please revise the disclosure on page (ii) of the "Questions and Answers" section with respect to the expenses of the Target Funds and BDJ, and provide such disclosure under a separate heading with the Question: "How will the

John Ganley, Esq. November 17, 2011 Page 3

Reorganizations affect the fees and expenses of the Funds?" Please provide sub-captions for the disclosure relating to each of the Target Funds and BDJ.

The disclosure has been revised to make the disclosure of the expenses of the Target funds and BDJ more prominent. Please see below the revised disclosure:

Q:                How will the Reorganizations affect the fees and expenses of the Funds?

A:                The Funds estimate that the completion of all of the Reorganizations would result in a Total Expense Ratio (as defined below) for the Combined Fund of 0.95% on a pro forma basis for the 12-month period ended April 30, 2011. For the 12-month period ended April 30, 2011, the Total Expense Ratios of BDV, BDT and BDJ were 0.81%, 0.93% and 1.16%, respectively. When we use the term "Total Expenses," we mean a Fund's total annual operating expenses. When we use the term "Total Expense Ratio," we mean a Fund's Total Expenses expressed as a percentage of its average net assets attributable to its common shares.

Shareholders of the Target Funds: The Total Expense Ratio for the Combined Fund is expected to have a higher expense ratio than each of the Target Funds, representing an increase of 0.14% for BDV and 0.02% for BDT, each as a percentage of average net assets attributable to common shares; however, the Board of each Target Fund believes that the other benefits of the Reorganization outweigh such additional costs. See "Reasons for the Reorganizations" in the attached Joint Proxy Statement/Prospectus. In addition, the Combined Fund would be competitively priced relative to peers and below the median contractual management fee for Lipper peers.

Shareholders of BDJ: The Funds estimate that the completion of all of the Reorganizations would result in a Total Expense Ratio for the Combined Fund of 0.95% on a pro forma basis for the 12-month period ended April 30, 2011, representing a reduction in the Total Expense Ratio for BDJ of 0.21% as a percentage of average net assets attributable to common shares. The Boards believe that the completion of the Reorganization would result in a reduced Total Expense Ratio for BDJ because the Combined Fund’s management fee is expected to be lower than BDJ’s current management fee and because certain fixed administrative costs would be spread across the Combined Fund's larger asset base.

John Ganley, Esq. November 17, 2011 Page 4

5. Please confirm that the defined term "Total Expenses" is used in the Registration Statement.

We have confirmed that the defined term "Total Expenses" is found on page (ii) of the "Questions and Answers" section, pages 2, 10, 18, 47, 48, 49 of the Joint Proxy Statement/Prospectus and page B-25 of the Statement of Additional Information.

6. Please confirm that the Target Funds will not sell off any of their assets prior to their Reorganizations with BDJ other than in the ordinary course of business in order to meet BDJ's investment guidelines. If the Target Funds intend to sell assets, please disclose such plans in the Registration Statement and identify in the Schedule of Investments which assets the Target Funds may sell. If the Target Funds do not intend to sell of any of their assets, please add such disclosure.

We confirm that the Target Funds will not sell off any of their assets prior to their Reorganizations with BDJ. Please find below a blackline of the amended disclosure on page 53:

~~A portion~~None of the ~~portfolio~~Funds intend to sell any assets ~~of each Target Fund may be sold~~ in connection with the ~~Reorganization, and a portion of such assets may be~~Reorganizations other than in the ordinary course of business. If, however, assets of the Target Funds were to be sold in connection with the Reorganization, or if such assets were required to be marked to market as a result of the termination of the Target Fund~~'~~’s taxable year or as a result of the transfer of certain assets in the Reorganization~~.~~, ~~T~~the tax impact of any such sales (or deemed sales) ~~will~~would depend on the difference between the price at which such portfolio assets are sold and the Target Fund~~'~~’s basis in such assets. Any capital gains recognized in these sales (or deemed sales) on a net basis will be distributed to the Target Fund shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to the year of sale (or deemed sale) and prior to or on the date of the Reorganization, and such distributions will be taxable to shareholders of the Target Fund.

John Ganley, Esq. November 17, 2011 Page 5

7. Please add a parenthetical "(not the market value)" on page (ii) of the Joint Proxy Statement/Prospectus, and throughout the Registration Statement where applicable, to clarify that the aggregate net asset value of BDJ's common shares received by the shareholders of the Target Fund in each Reorganization will equal the aggregate net asset value, not the market value, of Target Fund common shares held by Target Fund shareholders immediately prior to such Reorganization.

The requested disclosure has been made to the Registration Statement.

8. Please add disclosure on page 19 to the last sentence of the expense table stating that the Reorganizations of the Funds are expected to result in higher Total Expense Ratios for the shareholders of the Target Funds.

The requested disclosure has been made to the Registration Statement.

9. Please revise the heading "Annual Total Expenses (as a percentage of average net assets attributable to common shares)" to bold font in the expense table.

The requested disclosure has been made to the Registration Statement.

10. Please remove footnote (c) to the expense table on page 19 of the Registration Statement because the Funds are not leveraged and there is no difference between average weekly total assets and average common net assets with respect to the Funds.

The requested disclosure has been made to the Registration Statement.

11. Please provide a cross reference on page 20 of the expense table, and throughout the Registration Statement where applicable, to the description of

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the expected benefits of the Reorganizations to the shareholders of the Target Funds.

The requested disclosure has been made to the Registration Statement.

12. Please revise the disclosure on page 20 of the expense table to state whether the Boards of BDT and BDJ have concluded that BDT and BDJ each be responsible for its own Reorganization expenses.

The requested disclosure has been made to the Registration Statement. Please find below a blackline of the amended disclosure:

Because of the expected benefits outlined above for each Fund, and because, over time, the savings attributable to BDJ~~'~~’s participation in each Reorganization outweigh the costs associated with such Reorganization, the Advisor ~~is recommending~~recommended, and the Boards have approved, that BDT and BDJ each be responsible for its own Reorganization expenses. See “Reasons for the Reorganizations.”

13. Where applicable, please increase the prominence that the expenses for certain of the Funds will increase.

In addition to our responses to your comments 1, 4 and 8, we have added the disclosure below on page 19. We also feel that we have sufficiently disclosed the increase in expenses for the Target Funds as a result of the Reorganizations on page ii of the "Questions and Answers" section and pages 2, 3, 5, 10, 18, 20, and 22 of the Joint Proxy Statement/Prospectus.

"As shown above, for the 12-month period ended April 30, 2011, the Total Expense Ratios of BDV, BDT and BDJ were 0.81%, 0.93% and 1.16%, respectively. The Funds estimate that the completion of the Reorganization would result in a Total Expense Ratio for the Combined Fund of 0.95% on a pro forma basis for the 12-month period ended April 30, 2011, representing a reduction in the Total Expense Ratio of 0.21% for BDJ and representing an increase of 0.14% for BDV and 0.02% for BDT, each as a percentage of average net assets attributable to common shares. The Board of each Target Fund believes that the other benefits of

John Ganley, Esq. November 17, 2011 Page 7

the Reorganization outweigh the increase in the Total Expense Ratio of the Target Fund. See 'Reasons for the Reorganizations.'"

14. Please add an undertaking in Part C to the effect that BDJ will file, as soon as practicable after the Reorganization is consummated, the tax opinion provided by counsel in the Reorganization.

The Company has included the following undertaking in Item 17 of the Registration Statement:

"(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions."

15. Form N-14s were filed for the Target Funds. If the filing of the Form N-14s were inadvertent, please file a Registration Withdrawal ("RW") under Rule 477 of the Securities Act of 1933, as amended.

Registration Withdrawals have been filed for each Target Fund.

16. The adjustments for BDV and BDT in footnote (c) of the capitalization table on page 39 of the Registration Statement should be expressed in units of shares and not dollar amounts, please confirm.

We confirm that the adjustments for BDV and BDT due to differences in net asset value should be expressed in units per share and not in dollar amounts. The requested disclosure has been made to the Registration Statement.

17. In Note 1 of the Notes to Pro Forma Condensed Financial Statements in Appendix B, please add disclosure to explain the basis for the allocation of the expenses of the Reorganizations.

The requested disclosure has been made to the Registration Statement.

John Ganley, Esq. November 17, 2011 Page 8

18. In Note 2 of the Notes to Pro Forma Condensed Financial Statements in Appendix B, please included the valuation policies of the Target Funds. If the valuation policies are the same, please revise and confirm that these are the Funds' valuation policies.

We confirm that the valuation policy in Note 2 is the valuation policy for all of the Funds.

19. Please revise the headings in the capitalization table on pages 39-40 from "Acquiring Fund" to "BDJ."

The requested disclosure has been made to the Registration Statement.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Steven Grigoriou at (416) 777-4727.

Sincerely,

/s/ Thomas A. DeCapo

Thomas A. DeCapo